EXHIBIT 99A

CAUTIONARY STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statement. Ciprico Inc. desires to take advantage of these “safe harbor” provisions and is filing this Exhibit 99 in order to do so. Accordingly, we hereby identify the following important factors which could cause our actual results to differ materially from any such results which may be projected, forecast, estimated or budgeted by us in forward-looking statements made by us from time to time in reports, registration statements and other written communications, or in oral forward-looking statements made from time to time by our officers and agents.

WE HAVE INCURRED LOSSES AND MAY NOT BE ABLE TO ACHIEVE AND MAINTAIN PROFITABILITY

We experienced losses of $7.6 million and $309,000 for the years ended September 30, 2001 and 2000, respectively.  For the fourth quarter ending September 30, 2001 we incurred a loss of $5.7 million.  There can be no assurance that we will be profitable on a quarterly or annual basis. If we are unable to generate net income from operations, our business will be adversely affected and our stock price will likely decline.

We incurred a significant increase in research and development expenses during fiscal 2001 resulting primarily from an increased focus on software development activities and these expenses are expected to increase in the future.  While we expect selling, general and administrative expenses to decrease, we do not believe our revenues and gross profit margins will be sufficient to achieve profitability during fiscal 2002.  Our revenues will have to significantly increase in order for us to support our current and expected level of operating expenses. We may not be able to achieve profitability.

WE MAY HAVE DIFFICULTY PREDICTING RESULTS WHICH WOULD LIKELY RESULT IN A DECLINE IN OUR STOCK PRICE.

During the fourth quarter of fiscal 2001 we recorded revenues of $5.0 million, which was significantly lower than each of the previous quarters of fiscal 2001 and 2000.  Our quarterly revenues and operating results have varied significantly in the past and are likely to vary significantly in the future due to a number of factors, any of which may cause our stock price to fluctuate. The primary factors that may affect our quarterly financial performance include the following:

•	the timing of customer orders, which are often concentrated toward the end of a quarter, particularly large orders from our significant customers and whether any orders are cancelled;

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general economic trends and other factors, such as the impact of the economic downturn experienced during the fourth quarter of fiscal 2001 and the adverse impacts of the September 11 attack on the United States;

•	market acceptance of new products and product enhancements such as our NETarray product;

•	mix of product sales within a quarter;

•	our ability to develop, introduce, ship and support new products and product enhancements;

•	our traditionally long sales cycle, which can take up to 9 months or more;

•	our ability to attain and maintain production volumes and quality levels for our products; and the level of competition;

•	announcements and new product introductions by our competitors and deferrals of customer orders in anticipation of new products, services or product enhancements introduced by us or our competitors;

•	decreases over time in the prices at which we can sell our products; and

•	our ability to obtain sufficient supplies of components, including limited sourced components, at reasonable prices, or at all;

Sales for any future quarter are not predictable and have a significant degree of uncertainty. We generally operate with limited order backlog, because our products are typically shipped shortly after orders are received. Further, we do not generally enter into long-term purchase contracts with customers. As a result, sales in any quarter are generally dependent on orders booked and shipped in that quarter. Also, as a result of the economic downturn during 2001, customers have deferred purchasing decisions and sales cycles have been lengthened. Due to the unpredictable timing of customer orders, we may ship products representing a significant portion of our net sales for a quarter during the last month of that quarter.

Any significant deferral of these sales could have a material adverse effect on the results of operations in any particular quarter. Our expense levels are based, in part, on our expectations as to future sales.  In addition, our research and development expenses have fluctuated quarter to quarter based on timing of prototype costs associated with new product development.  There is no assurance that we will experience sales growth with respect to new product introductions in future periods. As a result, if sales levels are below expectations, net income may be disproportionately affected.

Fluctuating operating results may have an adverse effect on the price of our common stock.

AN ECONOMIC DOWNTURN IN MARKETS IN WHICH WE ARE CONCENTRATED COULD MATERIALLY AND ADVERSELY AFFECT REVENUES AND OPERATING RESULTS.

Our revenues have been derived primarily from sales to customers in the broadcast and entertainment and military and government markets.  We are not able to predict with any certainty the demand for our products in each of our primary markets.  Sales in the broadcast and entertainment market as a percentage of net sales were 48% and 47% in fiscal 2001 and 2000, respectively.  We generally sell to OEM’s or integrators who are dependent on capital spending levels at television stations and movie studios.  Demand from customers in this market can be dependent, in part, on overall levels of advertising revenues and general economic conditions.  During the fourth quarter of fiscal 2001, we experienced a significant reduction in demand from our key customers in this market due primarily to the impacts of the general economic slowdown.  We do not expect demand in this market segment to improve until the second half of fiscal 2002.

Sales in the military and government market as a percentage of net sales were 39% and 35% in fiscal 2001 and 2000, respectively.  Demand for our products in this market have been historically cyclical and fluctuate based on timing of defense spending and technology upgrades within programs that currently specify our products. There can be no assurances that we will experience growth in this market segment during fiscal 2002.

Historically, a material percentage of our net sales in each year have been derived from a limited number of customers. For fiscal 2001 and 2000 our top five customers accounted for approximately 48% and 46%, respectively, of our net sales. For fiscal 2001, sales to two customers, a division of Leitch Technology Corporation and a department of the U.S. Navy accounted for 16% and 14% of net sales, respectively.  During fiscal 2000 and 1999, Silicon Graphics, Inc. accounted for 25% and 8% of net sales, respectively. During fiscal 2000 and 1999, the U.S. Navy accounted for 27% and 13% of net sales, respectively.

We expect that a high percentage of our sales for the foreseeable future will continue to come from a relatively small number of customers. There can be no assurance that orders from existing customers will continue at their historical levels, or that we will be able to obtain orders from new customers. An economic downturn in one of our primary markets, or the loss of one or more customers, particularly a significant customer, could result in a material decrease in revenues, thereby adversely affecting our business.

WE HAVE LIMITED PRODUCT OFFERINGS AND DEPEND ON THE WIDESPREAD MARKET ACCEPTANCE OF OUR EXISTING AND NEW PRODUCTS

We derive a substantial portion of our revenue from a limited number of existing products. Specifically, during fiscal 2001 we derived approximately 31% of our revenue from our NETarray product, introduced in late 2000 and approximately 28% of our revenue from our 7000 product, introduced in 1997.  We expect that revenue from our NETarray products will account for a substantial and growing portion of our total revenue for the foreseeable future.

Our FibreSTORE 2210 and Talon products are scheduled for release during the second half of 2002.   The demand for, and market acceptance of these products is uncertain. Historically our storage product offerings consist of a limited number of product lines.  As such, the widespread market acceptance of new products in our markets is critical to our future success.

Factors that may affect the market acceptance of our products, some of which are beyond our control, include the following:

•	growth of storage networking product markets;

•	performance, quality, price and total cost of ownership of our existing products;

•	continued development of technologies that allow our storage products to function over WANs and over IP-based networks; and

•	availability, price, quality and performance of competing products and technologies;

OUR INDUSTRIES ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND INTENSE COMPETITION AND WE MUST KEEP PACE WITH THE CHANGES TO SUCCESSFULLY COMPETE

The markets for our products are characterized by rapidly changing technology, evolving industry standards and the frequent introduction of new products and enhancements. Our future success depends in large part on our ability to enhance our existing products and to introduce new products on a timely basis to meet changes in customer preferences and evolving industry standards. We cannot be certain that we will be successful in developing, manufacturing and marketing new products or product enhancements that respond to such changes in a timely manner and achieve market acceptance. We also cannot be certain that we will be able to develop the underlying core technologies necessary to create new products and enhancements.

Additionally, changes in technology and consumer preferences could potentially render our current products noncompetitive or obsolete. If we are unable, for technological or other reasons, to develop new products or enhance existing products in a timely manner in response to technological and market changes, our business, results of operations and financial condition would be harmed.

The markets for our products are competitive and are likely to become even more competitive. Increased competition could result in pricing pressures, reduced sales, reduced margins, reduced profits, reduced market share or the failure of our products to achieve or maintain market acceptance. Our products face competition from multiple sources, including the ability of some of our customers to design solutions to the problems targeted by our products. Many of our competitors and potential competitors have greater name recognition, access to larger customer bases or substantially greater resources than we have. As a result, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. For all of the foregoing reasons, we may not be able to compete successfully against our current and future competitors.

WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS FOR CERTAIN COMPONENTS

We depend upon a limited number of suppliers for several components used in the manufacture of our products, such as disk drives, certain controllers and other components. In the future, we may experience shortages of or difficulties in acquiring these components. If we are unable to buy these components, then we will not be able to manufacture our products on a timely basis.

We purchase certain raw materials and components based on forecasted order levels.  Forecasting orders is difficult as most shipments occur near the end of each quarter. Some of our OEM customers provide us with a forecast of expected order delivery dates, but generally customers place orders for immediate delivery, not in advance of need.  Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for such components. As a result, our component requirement forecasts may not be accurate. If we overestimate our component requirements, then we may have excess inventory, which would increase our costs. If we underestimate our component requirements, then we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Either of these occurrences would negatively impact our business and operating results.

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT MAY DILUTE OUR SHAREHOLDERS AND CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES

As part of our strategy, we expect to review opportunities to buy other businesses or technologies that would complement our current products and services, expand the breadth of our markets, enhance our technical capabilities, or otherwise offer growth opportunities.  In the event of any future purchases, we could:

•	spend significant amounts of cash;

•	issue stock that would dilute our current shareholders' percentage ownership;

•	incur amortization expense related to goodwill and other intangible assets; or

•	incur debt or assume liabilities.

These purchases also involve numerous risks, including:

•	problems integrating the purchased operations, technologies, personnel or products;

•	unanticipated costs;

•	adverse effects on existing business relationships with suppliers or customers;

•	risks associated with entering markets in which we have no or limited prior experience;

•	potential loss of key employees of acquired or merged organizations; and

•	the growth rates of any acquired company may be less than those projected by analysts or anticipated by markets, which could have a adverse effect on our stock price.

We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel related to organizations that we might acquire or merge with in the future.

UNDETECTED SOFTWARE OR HARDWARE ERRORS COULD INCREASE OUR COSTS AND DELAY PRODUCT INTRODUCTION

Storage products frequently contain undetected software or hardware errors when first introduced or as new versions are released. Our products are complex and errors may be found from time to time in our products, including new or enhanced products. In addition, our products are combined with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. Moreover, the occurrence of hardware and software errors, whether caused by our or another vendor's products, could delay or prevent the development of the markets in which we compete.

THE LOSS OF KEY PERSONNEL OR THE INABILITY TO HIRE AND RETAIN ADDITIONAL PERSONNEL WITH STORAGE NETWORKING EXPERTISE COULD ADVERSELY IMPACT OUR BUSINESS AND RESULTS OF OPERATION.

Our future performance depends in part upon the continued service and contributions of key management, engineering, sales and marketing personnel, many of whom would be difficult to replace quickly.  We also believe that our success depends to a significant extent on the ability of our management to operate effectively, both individually and as a group. The loss of any one of our key employees could adversely affect our sales or delay the development or marketing of existing or future products.

We believe our future success will depend also in part upon our ability to attract and retain highly skilled and qualified managerial, engineering, sales and marketing, and operations personnel. Competition for these personnel is intense. The inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of and negatively impact our ability to sell our products which would have a material adverse impact on our business and results of operation.

OUR INTERNATIONAL BUSINESS ACTIVITIES ARE SUBJECT TO RISKS THAT COULD ADVERSELY IMPACT OUR RESULTS OF OPERATION.

International operations accounted for approximately 15% and 26% of our revenues in fiscal 2001 and 2000, respectively.  International sales decreased $3.9 million or 45% during fiscal 2001 as compared with the previous year.  As part of our restructuring efforts during fiscal 2001, we closed our sales offices in Tokyo and Singapore in response to a significant reduction in demand in our Asia-Pacific region.  We currently maintain an international sales and service office in Newbury, England.

We believe our growth and profitability is contingent, in part, upon the success of our products in Europe.  Our international operations, are subject to a number of risks, including:

•	recruiting sales and technical support personnel with the skills to support our products;

•	increased complexity and costs of managing international operations, including the need to support multiple languages;

•	protectionist laws and business practices that favor local competition;

•	multiple, conflicting and changing governmental laws and regulations;

•	longer sales cycles;

•	difficulties in collecting accounts receivable and remitting funds to the United States;

•	difficulties enforcing our legal rights;

•	reduced or limited protections of intellectual property rights; and

•	political and economic instability.

Because our international revenues are invoiced in U.S. dollars versus the foreign currencies, an increase in the value of the U.S. dollar relative to the foreign currencies could make our products more expensive and thus less competitive in our international markets.

WE HAVE APPLIED FOR A LIMITED NUMBER OF PATENTS AND WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WHICH WOULD NEGATIVELY AFFECT OUR ABILITY TO COMPETE

Historically, we have not pursued patents on all our intellectual property and we continue to rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality agreements with substantially all our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information.

In conjunction with the acquisition of the SANStar technology in January 2001, we acquired the rights to four patent applications, which are currently being prosecuted before the U.S. Patent Office.   There is no assurance these patent applications will be successfully prosecuted or, if successful, whether these patents will provide us with competitive advantages or would not be challenged by third parties.

Although we believe that we possess all required proprietary rights to the technology involved in our products and that our products, trademarks and other intellectual property rights do not infringe upon the proprietary rights of third parties, we cannot assure you that others will not claim a proprietary interest in all or part of our technology or assert claims of infringement. All such claims, regardless of their merits, could expose us to costly litigation and could substantially harm our operating results.